United States
Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer Pursuant
to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarter ended March 31, 2004

Commission File Number 000-27811

CHARTERED SEMICONDUCTOR MANUFACTURING LTD

(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Republic of Singapore
(Jurisdiction of incorporation or organization)

60 Woodlands Industrial Park D
Street 2, Singapore 738406
(65) 6362-2838
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

     The Company is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statements on Form F-3 (Registration No. 333-56878); Form S-8 (Registration No. 333-89849); Form S-8 (Registration No. 333-63814); and Form S-8 (Registration No. 333-63816).

CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

     Unless the context otherwise requires, references herein to “we,” “us,” the “Company” or “Chartered” are to Chartered Semiconductor Manufacturing Ltd., a company organized under the laws of the Republic of Singapore.

     In this Quarterly Report on Form 6-K (“Quarterly Report”), all references to “$”, “US$”, “dollars” and “US dollars” are to the legal currency of the United States, and all references to “S$” and “Singapore dollars” are to the legal currency of Singapore. References to a particular “fiscal” year are to our fiscal year ended December 31 of that year.

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

     This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our Fab 7 (including the engineering wafer starts and pilot production dates), consolidation of Fab 1 business into Fab 2 and our expectation of the financial impact of the closure, the expected costs and income tax expense associated with the Fab 1 restructuring reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: changes in market outlook and trends, specifically in the foundry services and communications and computer markets; the growth rate of fabless companies and the outsourcing strategy of integrated device manufacturers; the rate of semiconductor market recovery; economic conditions in the United States as well as globally; customer demands; unforeseen delays or interruptions in our plans for our fabrication facilities; the performance level of and technology mix in our fabrication facilities; our progress on leading edge products; the successful implementation of our partnership, technology and supply alliances and competition. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I – FINANCIAL INFORMATION

Item 1. Financial Statements

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of US Dollars, except share and per share data)

	US GAAP
	Three Months Ended March 31,
	2003	2004
Net revenue	$103,847	$228,418
Cost of revenue	157,316	183,843

Gross profit (loss)	(53,469)	44,575

Operating expenses:
Research and development	32,527	30,170
Fab start-up costs	2,181	3,624
Sales and marketing	9,977	8,434
General and administrative	9,948	6,259
Other operating expenses	(24,792)	3,088

Total operating expenses	29,841	51,575

Operating loss	(83,310)	(7,000)
Equity in income of SMP	1,927	11,468
Other income	4,748	7,686
Interest income	3,745	2,490
Interest expense	(9,748)	(10,176)
Exchange gain (loss)	236	(39)

Income (loss) before income taxes	(82,402)	4,429
Income tax expense	(2,826)	(2,544)

Income (loss) before minority interest	(85,228)	1,885
Minority interest in loss of CSP	9,491	—

Net loss prior to cumulative effect adjustment	(75,737)	1,885
Cumulative effect adjustment	(6,421)	—

Net income (loss)	$(82,158)	$1,885

Net loss per share and ADS

Basic and diluted net income (loss) per share:
Prior to cumulative effect adjustment	$(0.03)	$0.00
Cumulative effect adjustment	—	—

Net income (loss) per share	$(0.03)	$0.00

Basic and diluted net income (loss) per ADS:
Prior to cumulative effect adjustment	$(0.30)	$0.01
Cumulative effect adjustment	(0.03)	—

Net income (loss) per ADS	$(0.33)	$0.01

Number of shares (in millions) used in computing:
Basic net earnings (loss) per share	2,498.7	2,506.5
Effect of dilutive options	—	13.4

Diluted net earnings (loss) per share	2,498.7	2,519.9

Number of ADS (in millions) used in computing:
Basic net earnings (loss) per ADS	249.9	250.7
Effect of dilutive options	—	1.3

Diluted net earnings (loss) per ADS	249.9	252.0

The accompanying notes are an integral part of these condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	US GAAP
	As of
	December 31,	March 31,
	2003	2004
ASSETS
Cash and cash equivalents	$905,472	$695,950
Receivables, net	176,788	172,645
Inventories	56,433	69,857
Other current assets	20,264	136,646

Total current assets	1,158,957	1,075,098
Investment in SMP	62,257	74,703
Property, plant and equipment, net	1,539,440	1,528,947
Technology licenses, net	126,713	126,162
Other non-current assets	133,660	135,816

Total assets	$3,021,027	$2,940,726

LIABILITIES AND SHAREHOLDERS’ EQUITY
Payables	$71,543	$107,382
Accrued operating expenses	115,520	111,330
Current installments of long-term debt	223,660	224,228
Other current liabilities	65,912	60,031

Total current liabilities	476,635	502,971
Long-term debt, excluding current installments	989,092	882,111
Other non-current liabilities	60,745	57,183

Total liabilities	1,526,472	1,442,265
Shareholders’ equity	1,494,555	1,498,461

Total liabilities and shareholders’ equity	$3,021,027	$2,940,726

The accompanying notes are an integral part of these condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME (LOSS)
(In thousands of US Dollars)

	US GAAP
	Three Months Ended March 31,
	2003	2004
Net income (loss)	$(82,158)	$1,885
Net changes in hedging activity derivatives	(1,389)	(2,110)
Reclassification into earnings	(148)	566
Share of other comprehensive income of SMP	1,422	978
Foreign currency translation	(11)	857

Other comprehensive income (loss)	(126)	291

Comprehensive income (loss)	$(82,284)	$2,176

The accompanying notes are an integral part of these condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US Dollars)

	US GAAP
	Three Months Ended
	March 31,	March 31,
	2003	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(82,158)	$1,885
Adjustments to reconcile net loss to net cash provided by operating activities:
Cumulative effect adjustment	6,421	—
Equity in income of SMP	(1,927)	(11,468)
Depreciation and amortization	112,336	108,053
Foreign exchange (gain) loss	198	(198)
Minority interest in loss of CSP	(9,491)	—
Gain on disposal of property, plant and equipment	(595)	(572)
Cancellation of employee bonus award plan	(27,531)	—
Other	(651)	(3,480)
Changes in operating working capital:
Receivables	(8,986)	(8,490)
Inventories	(2,316)	(13,424)
Other current assets	(1,280)	617
Payables and accrued operating expenses	(4,090)	(16,447)
Other current liabilities	9,674	3,195

Net cash (used in) provided by operating activities	(10,396)	59,671

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property, plant, equipment and other assets	600	19,189
Purchase of property, plant and equipment	(95,311)	(165,064)
Payments for technology licenses	(15,670)	(13,785)

Net cash used in investing activities	(110,381)	(159,660)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt
Borrowings	31,000	—
Repayments	(32,509)	(111,839)
Issuance of ordinary shares	1,555	1,658
Customer deposits, net	—	450

Net cash provided by (used in) financing activities	46	(109,731)

Net decrease in cash and cash equivalents	(120,731)	(209,720)
Effect of exchange rate changes on cash and cash equivalents	(198)	198
Cash and cash equivalents at the beginning of the period	1,210,925	905,472

Cash and cash equivalents at the end of the period	$1,089,996	$695,950

The accompanying notes are an integral part of these condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2004

1.	Business and Organization

Chartered Semiconductor Manufacturing Ltd currently owns, or has an interest in, five fabrication facilities (“fabs”), all of which are located in Singapore. The Company had previously operated Fab 1, which ceased operations at the end of March 2004. Fabs 2 and 3 are wholly-owned and operated by the Company. The Company does not have a Fab 4. Fab 5 is operated by Silicon Manufacturing Partners Pte. Ltd. (“SMP”), which is jointly-owned with Agere Systems Singapore Pte. Ltd. (“Agere”). Fab 6 is operated by Chartered Silicon Partners Pte. Ltd. (“CSP”), a consolidated subsidiary, which is jointly-owned with Agilent Technologies Europe B.V. (“Agilent”), Singapex Investments Pte. Ltd. (“Singapex”), a wholly-owned subsidiary of Singapore Technologies Pte. Ltd. (“ST”) and EDB Investments Pte. Ltd. (“EDBI”). Our fifth fab, Fab 7 is the Company’s first 300-mm facility. Engineering wafer starts in Fab 7 are scheduled to begin in late third quarter of 2004 and pilot production is expected to commence in end 2004.

The Company was incorporated in Singapore in 1987. As of March 31, 2004, the Company was directly and indirectly, 60.2% owned by ST. ST is one of Singapore’s largest industrial conglomerates and is indirectly wholly-owned by the Government of Singapore.

2.	Basis of Presentation

The interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”) and reflect interim adjustments, all of which are of a normal recurring nature and which, in the opinion of management, are necessary for a fair presentation of the results for such interim periods. The results reported in these unaudited condensed consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. These financial statements should be read in conjunction with the audited consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2003.

3.	Principles of Consolidation

The interim condensed consolidated financial statements reflect the consolidated financial statements of Chartered Semiconductor Manufacturing Ltd and its majority owned and controlled affiliates. All significant inter-company balances and transactions have been eliminated in consolidation. Where losses applicable to the minority interest in a subsidiary exceed the minority interest in the equity capital of the subsidiary, such excess and any further losses applicable to the minority interest have been charged to the Company’s results of operations.

4.	Cumulative Effect Adjustment

Effective January 1, 2003, the Company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations”, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. Accordingly, the Company recorded a liability of $13.2 million related to the requirements in its lease agreements for the return of buildings to tenantable condition and the return of land on which fabs have been built to its original condition. The associated cost was capitalized as an increase in “property, plant and equipment” of the same amount and will be depreciated over its remaining useful lives. The adoption of SFAS No. 143 as of January 1, 2003, resulted in a cumulative effect loss of $6.4 million, after a reduction in minority interest of $0.5 million. The increase in net loss represents the depreciation and accretion expense that would have been recorded previously if SFAS No. 143 had been in effect in prior years.

5.	Net Earnings (Loss) per Share

Basic net earnings (loss) per share is computed using the weighted-average number of common shares outstanding. Diluted net earnings (loss) per share is computed using the weighted-average number of common shares outstanding and dilutive potential common shares from the assumed exercise of options outstanding during the period, if any, using the treasury stock method plus other potentially dilutive securities outstanding, such as the convertible debt.

The Company excluded certain potentially dilutive securities for each period presented from its diluted net earnings (loss) per share computation because either the exercise price of the securities exceeded the average fair value of the Company’s common stock or the Company had net losses, and therefore these securities were anti-dilutive. A summary of the excluded potentially dilutive securities is as follows:

	Three Months Ended March 31,
	2003	2004
	(Number of shares in thousands)
Convertible debt	214,792	214,792
Stock options	109,138	89,624

6.	Inventories

	As of
	December 31,	March 31,
	2003	2004
	(In thousands of US Dollars)
Raw materials	$2,609	$2,492
Work in process	52,709	64,192
Consumable supplies and spares	1,115	3,173

	$56,433	$69,857

7.	Other Current Assets

Included in other current assets are advance payments to various equipment vendors to secure better financial terms on equipment purchases, primarily for Fab 7 and capacity additions at leading edge technologies in Fab 6. As of December 31, 2003 and March 31, 2004, this amounted to $15.2 million and $132.2 million, respectively.

8.	Other Non-Current Assets

Included in other non-current assets as of December 31, 2003 and March 31, 2004 is a $30 million self-referenced credit-linked deposit (‘CLD’) placed with a financial institution in June 2003. If a “credit event” (as defined in the CLD) occurs, which includes default in the payment of the Company’s 2.50% Senior Convertible Notes Due 2006 or bankruptcy of the Company, the principal will not be returned in full. Rather, the Company will receive the market value of $30 million face amount of the Company’s 2.50% Senior Convertible Notes Due 2006, less costs incurred by the financial institution.

9.	Long-term Debt

	As of
	December 31,	March 31,
	2003	2004
	(In thousands of US Dollars)
Singapore dollar loans at fixed rates of 4% to 4.25%	$127,299	$100,134
US dollar loan at floating rates	502,000	418,333
2.50% Senior Convertible Notes Due 2006	575,000	575,000
Other	8,453	12,872

	1,212,752	1,106,339
Less current installments	(223,660)	(224,228)

Long-term debt, excluding current installments	$989,092	$882,111

10.	Stock-based Compensation

The Company measures stock-based employee compensation cost based on the intrinsic value at the grant date for financial statement purposes in accordance with Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees”, and its related interpretations.

Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, “Accounting for Stock-based Compensation”, as amended by SFAS No.148, “Accounting for Stock-based Compensation – Transition and Disclosure”, the Company’s net income (loss) would have been changed to the pro forma amounts indicated below:

	Three Months Ended March 31,
	2003	2004
	(In thousands of US Dollars,
	except per share data)
Stock-based compensation cost
As reported (intrinsic method)	$(18)	$(1)
Pro forma (fair value method)	$(9,385)	$(4,572)

Net income (loss)
As reported	$(82,158)	$1,885
Pro forma	$(91,525)	$(2,686)

Basic and diluted net earnings (loss) per share
As reported	$(0.03)	$0.00
Pro forma	$(0.04)	$(0.00)

Basic and diluted net earnings (loss) per ADS
As reported	$(0.33)	$0.01
Pro forma	$(0.37)	$(0.01)

11.	Contingencies

The Company may from time to time be a party to claims that arise in the normal course of business. These claims include allegations of infringement of intellectual property rights of others as well as other claims of liability. In addition, the Company is subject to various taxes in the different jurisdictions in which it operates. These include taxes on income, property, goods and services, and other taxes. The Company submits tax returns and claims with the respective government taxing authorities, which are subject to agreement by those taxing authorities. The Company accrues costs associated with these matters when they become probable and reasonably estimable. The Company does not believe that it is probable that losses associated with these matters beyond those already recognized will be incurred in amounts that would be material to its financial position or results of operations.

12.	Other Operating Expenses

In February 2003, the Company announced that, as a result of continuing under-utilization of its fabs resulting from the deep and continuing semiconductor industry downturn, it would close Fab 1 and consolidate its business into Fab 2. Fab 1 ceased operations at the end of March 2004, as planned. A summary of estimated and actual costs incurred is shown below. The total costs were previously estimated as ranging from $18 million to $22 million. These amounts do not include potential gain on disposition of fixed assets. Plant closure, customer assistance and related expenses mainly relate to product qualification, prototyping, reticles, unhook and decommissioning of equipment and other activities carried out for consolidating the Fab 1 business into Fab 2. In accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” the Company recorded a charge of $3.1 million as other operating expenses for the three months ended March 31, 2004.

	Total	Cumulative
	Estimated	expense
	costs	to-date
	(In millions of US Dollars)
Employee termination benefits	$8	$7.7
Plant closure, customer assistance and related expenses	9 to 12	7.8

Total	$17 to 20	$15.5

	Three Months Ended March 31, 2004
	Beginning	Current		Ending
	liability	period	Amount	liability
	balances	additions	paid	balances
		(In millions of US Dollars)
Employee termination benefits	$6.6	$1.1	$(6.8)	$0.9
Plant closure, customer assistance and related expenses	2.4	2.0	(0.7)	3.7

Total	$9.0	$3.1	$(7.5)	$4.6

Also included in other operating expenses for the three months ended March 31, 2003 was a gain of $27.5 million arising from the cancellation of an employee bonus award plan in March 2003. In prior years, the Company had implemented an employee bonus award plan with respect to the payment of bonuses to employees. As a result of the cancellation, compensation accrued for past services under the bonus award plan of $27.5 million was eliminated by decreasing compensation expense in the period of cancellation.

13.	Recently Issued Accounting Standards

In March 2004, a consensus was reached on Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force Issue 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-01”) regarding recognition and measurement guidance in addressing other-than-temporary impairment evaluations. To assess for other-than-temporary impairments, EITF 03-01 prescribes three sequential steps, the second and third being performed only if the prior step indicates it is necessary. The first step is to determine whether the investment is impaired. If so, the next step is to determine whether the impairment is other-than-temporary. If it is other-than-temporary, the third and final step is to recognize the impairment loss in earnings. The recognition and measurement guidance in EITF 03-01 is effective for reporting periods beginning after June 15, 2004. EITF 03-01 also requires additional disclosures on investments accounted for under the cost method, which is effective for fiscal periods ending after June 15, 2004. The consensus does not apply to investments accounted for under the equity method. The effect of adoption of EITF 03-01 is not expected to have any material impact on the Company’s financial condition and results of operations.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

The following table sets forth certain operating data as a percentage of net revenue for the periods indicated:

	Three months ended
	March 31,
	2003	2004
Net revenue	100.0%	100.0%
Cost of revenue	151.5	80.5

Gross profit (loss)	(51.5)	19.5

Operating expenses:
Research and development	31.3	13.2
Fab start-up costs	2.1	1.6
Sales and marketing	9.6	3.7
General and administrative	9.6	2.7
Other operating expenses	(23.9)	1.4

Total operating expenses	28.7	22.6

Operating loss	(80.2)	(3.1)
Equity in income of SMP	1.9	5.0
Other income	4.6	3.4
Interest income	3.6	1.1
Interest expense	(9.4)	(4.5)
Exchange gain	(0.2)	(0.0)

Income (loss) before income taxes	(79.3)	1.9
Income tax expense	(2.7)	(1.1)

Income (loss) before minority interest	(82.0)	0.8
Minority interest in loss of CSP	9.1	—

Net income (loss) prior to cumulative effect adjustment	(72.9)	0.8
Cumulative effect adjustment	(6.2)	—

Net income (loss)	(79.1)%	0.8%

The following table sets forth a breakdown of net revenue by market sector for the periods indicated.

	Three months ended
	March 31,
	2003	2004
Communications	43%	52%
Computer	39	27
Consumer	13	17
Other	5	4

Total	100%	100%

The following table sets forth a breakdown of net revenue by geographical region for the periods indicated:

	Three months ended
	March 31,
	2003	2004
Americas	63%	69%
Asia-Pacific	16	19
Europe	15	9
Japan	6	3

Total	100%	100%

The following table sets forth a breakdown of net revenue by technology (micron) for the periods indicated:

	Three months ended
	March 31,
	2003	2004
0.13 and below	1%	15%
Up to 0.18	24	17
Up to 0.25	17	20
Up to 0.35	32	27
Above 0.35	26	21

Total	100%	100%

THREE MONTHS ENDED MARCH 31, 2003 AND MARCH 31, 2004

Net revenue

Net revenue of $228.4 million for first quarter 2004 represented an increase of 120.0% compared to $103.8 million for first quarter 2003, primarily due to an increase in demand and a higher average selling price, or ASP. Shipments in first quarter 2004 were 232.8 thousand wafers (eight-inch equivalent), an increase of 108.6% compared to 111.6 thousand wafers in first quarter 2003, due to higher demand. ASP increased by 5.4% to $981 per wafer from $931 per wafer over the same period, primarily due to product and customer mix.

In first quarter 2003, the communications sector, which represented 43% of our total revenues, was our highest revenue contributor, followed by the computer sector at 39% of our total revenues. Primarily due to a significant increase in shipments to the mobile phone handset and LAN switches/routers markets, communications sector revenues increased by 172% between first quarter 2003 and first quarter 2004. Concurrently, computer sector revenues increased by 55% over the same period mainly due to higher shipments in the optical storage and computer peripherals markets. As a result, communications and computer sector revenues represented 52% and 27%, respectively, of our total revenues in first quarter 2004.

As a result of customer mix changes, net revenue by geographical region increased by 170%, 143% and 37% in the Asia Pacific, the Americas and Europe regions, respectively, in first quarter 2004 as compared to first quarter 2003. The Japan region recorded a decline of 2% over the same period. The Americas continued to be our largest contributor to revenues, representing 69% of our total revenues for first quarter 2004, up from 63% of our total revenues in the year-ago quarter.

Cost of revenue and gross profit

Cost of revenue increased only by 16.9% from $157.3 million for first quarter 2003 to $183.8 million for first quarter 2004 despite a 108.6% increase in volumes. Cost per wafer shipped decreased by 44.0% from $1,410 per wafer for first quarter 2003 to $790 per wafer for first quarter 2004, primarily due to higher volumes and to a lesser extent, cost savings from our cost reduction programs. Gross profit as a percentage of net revenue improved across the same period, from negative 51.5% to positive 19.5%, primarily due to significantly higher volumes, and reduced cost per wafer.

Research and development expenses

Research and development (R&D) expenses decreased by 7.2% from $32.5 million for first quarter 2003 to $30.2 million for first quarter 2004, primarily due to lower engineering wafers as our 0.13-micron process transitioned from development to production stage during second quarter 2003.

Sales and marketing expenses

Sales and marketing expenses, which primarily consist of expenses associated with overseas offices, payroll related costs for sales and marketing personnel and costs related to prototyping activities, decreased by 15.5% from $10.0 million for first quarter 2003 to $8.4 million for first quarter 2004. The decrease was primarily due to lower financial support for prototyping activities. As a percentage of net revenue, sales and marketing expenses decreased from 9.6% to 3.7% over the same period.

General and administrative expenses

General and administrative (“G&A”) expenses primarily consist of salaries and benefits of administrative personnel, depreciation of non-production equipment, consultancy, legal and professional fees, and recruitment and training expenses. G&A expenses decreased by 37.0% from $9.9 million for first quarter 2003 to $6.3 million for first quarter 2004, primarily due to a gain of $3.0 million associated with the resolution of contingencies related to a technology license agreement.

Other operating expenses

Other operating expenses were a net gain of $24.8 million in first quarter 2003 and reflected two items, namely a gain of $27.5 million associated with the conclusion of the Company’s employee bonus award plan and a restructuring charge of $2.7 million relating to the phase out of the Company’s Fab 1. Other operating expenses were $3.1 million in first quarter 2004, all related to Fab 1 restructuring expense. Fab 1 ceased operations at the end of first quarter 2004, as planned. Further details are disclosed in Note 12 of the condensed consolidated financial statements.

Equity in income of SMP

Equity in income of SMP was $1.9 million for the first quarter 2003 compared to $11.5 million for first quarter 2004, primarily due to significantly higher revenues from Chartered’s portion of SMP.

Other income

Other income increased by 61.9% from $4.7 million for first quarter 2003 to $7.7 million for first quarter 2004, primarily due to the recognition of a deferred income of $2.8 million associated with an intellectual property licensing agreement.

Interest income and interest expense

Net interest expense increased by 28.0% from $6.0 million for first quarter 2003 to $7.7 million for first quarter 2004 primarily due to lower interest income resulting from lower interest rates.

Income tax expense

Currently, we pay tax on interest income, rental income and other income not specifically exempted from income tax. Each of our existing fabs, other than Fab 1, has been exempted from income tax on profits from the sale of manufactured goods for ten years following the date specified production milestones are achieved. We have been granted post-pioneer status for Fab 1, which allows us to pay a concessionary tax rate of 10% effective January 1, 2001 with respect to certain qualifying income earned by Fab 1. However, with the restructuring of Fab 1, announced in first quarter 2003, and Fab 1 ceasing operations at the end of March 2004, we will not be able to fulfill the conditions required to maintain our post-pioneer status tax expense for Fab 1. As a result, tax expense for Fab 1 was accrued based on the full corporate tax rate of 22% from first quarter 2003 onwards. We are currently discussing this with the relevant authorities. Income taxes decreased by 10.0% from $2.8 million for first quarter 2003 to $2.5 million for first quarter 2004 primarily due to lower levels of taxable interest and rental income.

Minority interest in loss of CSP

None of the losses in CSP were allocated to the minority interest in first quarter 2004, compared to $9.5 million in the year-ago quarter. Due to cumulative losses, CSP’s financial position moved to a capital deficit in first quarter 2003, thereby requiring the Company to recognize 100% of CSP’s losses (and profits) from that point forward, and until such time as CSP’s financial position reverts to a capital surplus. CSP has remained in a capital deficit position since the first quarter of 2003 and none of CSP’s results have been allocated to the minority interest from that point forward. As of March 31, 2004, CSP’s capital deficit was $176.0 million.

LIQUIDITY AND CAPITAL RESOURCES

Current liquidity

As of March 31, 2004, our principal sources of liquidity included $696.0 million in cash and cash equivalents, $380.4 million of unutilized banking facilities consisting of term loans, short-term advances and bankers’ guarantees, and an unutilized oral short-term credit facility with Singapore Technologies of $100.0 million.

Historic operating cash flows

Net cash used in operating activities totaled $10.4 million for first quarter 2003 compared to net cash provided by operating activities of $59.7 million for first quarter 2004. The improved operating cash flows was primarily due to the breakeven performance in the first quarter 2004, compared with a net loss in the year-ago quarter, after taking into account the effect of non-cash adjustments and working capital changes.

The non-cash adjustments in first quarter 2003 include non-cash charges of $112.3 million of depreciation and amortization and $6.4 million of cumulative effect adjustment arising from the adoption of SFAS No.143, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. This is offset by $27.5 million of cancellation of an employee bonus award plan, $9.5 million of minority interest in loss of CSP and $1.9 million of equity in income of SMP. The unfavorable working capital change for first quarter 2003 was primarily due to an increase in accounts receivable mainly due to slower collections and a higher sales level in March, and an increase in work-in-process inventory, partly offset by an increase in other current liabilities.

The non-cash adjustments in first quarter 2004 include a non-cash charge of $108.1 million of depreciation and amortization, offset by $11.5 million of equity in income of SMP. The unfavorable working capital change for first quarter 2004 was primarily due to an increase in accounts receivable arising from higher sales levels in first quarter 2004, a decrease in payables and accrued operating expenses and an increase in work-in-process inventory, partly offset by an increase in other current liabilities.

Historic investing cash flows and capital expenditures

Net cash used in investing activities totaled $110.4 million for first quarter 2003 compared to $159.7 million for first quarter 2004. Investing activities consisted primarily of capital expenditures totaling $95.3 million for first quarter 2003 and $165.1 million for first quarter 2004. Capital expenditures for first quarter 2004 were mainly for Fab 7 and capacity additions at leading-edge technologies in Fab 6. Investing activities for first quarter 2003 also included payments for technology license fees. Investing activities for first quarter 2004 also included proceeds from sale of property, plant and equipment and other assets, and payments for technology license fees.

Historic financing cash flows

Net cash used in financing activities totaled $109.7 million for first quarter 2004 and was primarily due to the repayment of loans. Net cash provided by financing activities totaled $0.05 million for first quarter 2003, which reflected the net impact of loan repayments and borrowings during the same period.

INVESTMENT IN SMP

Our investment in SMP as of December 31, 2003 and March 31, 2004 is shown below:

	As of
	December 31,	March 31,
	2003	2004
	(In thousands of US Dollars)
Cost	$120,959	$120,959
Share of retained post-formation loss	(54,730)	(43,262)
Share of accumulated other comprehensive loss	(3,972)	(2,994)

	$62,257	$74,703

We account for our 49% investment in SMP using the equity method. Under the strategic alliance agreement with the majority joint venture partner of SMP, the parties do not share SMP’s net results in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP’s net results based on the gross profits from sales to the customers that we direct to SMP, after deducting our share of the overhead costs.

Consequently the equity in income of SMP and the share of retained post-formation loss that is included in the Company’s condensed consolidated statements of operations and condensed consolidated balance sheets, respectively, are different than the amount that would be obtained by applying a 49% ownership percentage to the summarized financial information for SMP shown below.

Both joint venture partners also signed an assured supply and demand agreement with SMP, whereby the joint venture partners are billed for allocated wafer capacity if the wafers started for them are less than their allocated capacity. There were no such billings made to us for the three months ended March 31, 2003 and March 31, 2004, respectively.

Summarized financial information for SMP is shown below:

	As of
	December 31,	March 31,
	2003	2004
	(In thousands of US Dollars)
Current assets	$213,948	$204,076
Other assets	1,662	1,428
Property, plant and equipment	262,349	226,797
Current installments of long-term debt	(107,142)	(107,142)
Other current liabilities	(96,438)	(90,693)
Long-term debt	(64,286)	(21,429)
Other liabilities	(7,310)	(3,373)

Shareholders’ equity	$202,783	$209,664

	Three Months Ended March 31,
	2003	2004
	(In thousands of US Dollars)
Net revenue	$87,620	$93,655
Gross profit	17,066	16,021
Operating income	19,027	14,467
Net income	10,903	11,568

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Reference is made to Part I, Item 11, Quantitative and Qualitative Disclosures About Market Risk, in the Company’s Form 20-F for the year ended December 31, 2003 and to the subheading “(h) Derivative Instruments and Hedging Activities” on page F-9 of Note 1, “Background and Summary of Significant Accounting Policies”, Note 19, “Derivative Instruments”, and Note 20, “Fair Values of Financial Instruments” in the Notes to the Consolidated Financial Statements included in Item 18 of Form 20-F. Except for movements in long-term obligations, which are disclosed below, there have been no material changes to our exposures to market risk as reported in these sections.

As of March 31, 2004, 9.1% of our outstanding debt obligations bore fixed interest rates (inclusive of Singapore dollar floating rate debt which has been swapped to U.S. dollar fixed rate debt). We have no cash flow or earnings exposure due to market interest rate changes for our fixed debt obligations. 90.9% of our outstanding debt obligations bear floating interest rates (inclusive of the $575.0 million fixed rate interest obligations associated with the convertible notes which was swapped into a floating rate obligation). We have cash flow and earnings exposure due to market interest rate changes for our floating debt obligations.

As of March 31, 2004 our long-term debt obligations are as follows:

	Expected Maturity Date					Weighted	As of December
	(In thousands of US Dollars, except interest rate)					Average Interest	31, 2003
	2004	2005	2006	Thereafter	Total	Rate	Total
LONG-TERM DEBT
Singapore dollar loans at fixed rates	$28,447	$56,894	$14,793	—	$100,134	5.83%	$127,299
U.S. dollar loans at floating rate	83,667	167,333	167,333	—	418,333	1.86%	502,000
2.5% convertible notes	—	—	575,000	—	575,000	5.25%	575,000
Other	—	—	12,872	—	12,872	5.25%	8,453

Total	$112,114	$224,227	$769,998	—	$1,106,339		$1,212,752

Item 4. Controls and Procedures

Not applicable

PART II – OTHER INFORMATION

Item 1. Legal Proceedings

The Company is not involved in any legal proceedings that we believe would be materially harmful to the Company.

Item 2. Changes in Securities and Use of Proceeds

None

Item 3. Defaults Upon Senior Securities

None

Item 4. Submission of Matters to a Vote of Security Holders

The Company hereby incorporates by reference the information and exhibit set forth in the Form 6-K (File 000-27811) filed with the Securities and Exchange Commission on April 29, 2004, containing information on the resolutions duly passed at the sixteenth Annual General Meeting of the Company held on April 29, 2004.

Item 5. Other Information

None

Item 6. Exhibits and Reports on Form 6-K

(a)	Exhibits

6.1 (1)	Amended and Restated Amendment No 2 dated as of March 9, 2004 to “SF” Process Development and Cost Sharing Agreement dated as of November 26, 2002 made between International Business Machines Corporation and Chartered Semiconductor Manufacturing Ltd.

6.2 (1)	“SF” Process Development and Cost Sharing Agreement, dated as of March 5,2004, made between International Business Machines Corporation, Chartered Semiconductor Manufacturing Ltd., Infineon Technologies A.G. and Samsung Electronics Co., Ltd.

(1)	Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omitted portions have been separately filed with the Commission.

(b)	Reports on Form 6-K

During the quarter ended March 31, 2004, the Company submitted the following current reports on Form 6-K:

1.	On January 30, 2004, we submitted a Form 6-K announcing our fourth quarter 2003 and year 2003 results.

2.	On March 12, 2004, we submitted a Form 6-K announcing our guidance for our first quarter 2004 results.

3.	On March 29, 2004, we submitted a Form 6-K attaching the Company’s Proxy Statement for the annual shareholders’ meeting to be held on April 29, 2004, the Company’s letter to its shareholders and the Company’s supplementary information for the year ended December 31, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: May 10, 2004

CHARTERED SEMICONDUCTOR
MANUFACTURING LTD

By: /s/ Chia Song Hwee

Name: Chia Song Hwee
Title: President and Chief Executive Officer

By: /s/ George Thomas

Name: George Thomas
Title: Vice President and Chief Financial Officer